October 24, 2023

Alison T. White

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Elevation Series Trust; File Nos. 333-265972, 811-23812

Dear Ms. White:

On February 16, 2023, Elevation Series Trust (the “Trust” or “Registrant”) filed an amendment to its Registration Statement under Form N-1A pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 on behalf of SRH REIT Covered Call ETF (the “Fund”).

The Trust has revised the disclosures in the Fund’s prospectus, statement of additional information, and Part C in response to comments given by you via telephone to Daniel Moler on March 27, 2023. Those comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

General

Comment 1. Please advise supplementally what or who “SRH” is and why it is included in the Fund’s name.

Response. The Fund is part of the SRH Fund Family, which also includes SRH Total Return Fund, Inc. and the SRH U.S. Quality ETF. Each SRH Fund is advised by Paralel Advisors LLC and sub-advised or tracks an index provided by Rocky Mountain Advisers, LLC (“RMA”). The “SRH” in the Fund’s name is intended to honor the founder and former portfolio manager of RMA.

Principal Investment Strategies of the Fund

Comment 2. Please clarify what is meant by “organic net operating income growth” and “purported investment strategy.”

Response. As shown in the response to Comment 4, “organic net operating income growth” is defined as the net operating income growth attributable to the REIT’s existing businesses, excluding any income derived as a result of corporate activities, such as mergers and asset acquisitions.

Comment 3. “In building the portfolio of approximately 20 to 30 REITs, RMA emphasizes REIT subsectors it believes will outperform the broad REIT market in the U.S. during the next several years.”

JoAnn.Strasser@ThompsonHine.com Fax: 614.469.3361 Phone: 614.469.3265

October 24, 2023

a.	Please provide examples of REIT subsectors and disclose any specific REIT subsectors you intend to focus in. Additionally, consider the need for tailored risk disclosure (for example, if the Fund is investing in office REITs, work from home could be a risk).

b.	Please explain how RMA forms its views on subsectors that may outperform the broad REIT market.

Response.

a.	As shown in the response to Comment 4, examples of REIT subsectors include residential, self-storage, infrastructure, and office. The Fund does not intend to focus in any specific REIT subsectors.

b.	As shown in the response to Comment 4, RMA forms its views on REIT subsectors in the context of prevailing macroeconomic and industry trends.

Comment 4. Please clarify in plain English what is meant by “…REITs will be called away…”

Response. The disclosure has been revised as follows:

REIT Portfolio

Rocky Mountain Advisers, LLC (“RMA”), a sub-adviser to the Fund, will select approximately 20-30 REITs ~~selected~~ for inclusion in the Fund’s portfolio ~~are chosen~~ based on several quantitative and qualitative factors ~~identified by Rocky Mountain Advisers, LLC (“RMA”), a sub-adviser to the Fund,~~ to isolate candidates ~~with~~ likely to provide long-term capital appreciation and ~~consistent increases in~~ annual distribution~~s~~ growth. These factors include the REIT’s organic net operating income growth~~, management’s incentives and experience, the purported investment strategy,~~ (defined as the net operating income growth attributable to the REIT’s existing businesses, excluding any income derived as a result of corporate activities, such as mergers and asset acquisitions), the estimated fair value of its underlying real estate properties, the quality of it’s ~~the~~ underlying real estate properties, and ~~the estimated fair value of the underlying real estate properties~~ RMA’s assessment of the REIT’s managerial team’s investment strategy (i.e. management’s stated strategy in regards to the management and operation of the REIT’s portfolio), experience, and alignment of incentives with that strategy. In addition ~~building the portfolio of approximately 20-30 REITs~~, RMA ~~emphasizes~~ considers the REIT’s subsector~~s it believes will outperform the broad REIT market~~ focus (such as residential, self-storage, infrastructure, office, etc.) in the context of prevailing macroeconomic and industry trends when selecting REITs for the Fund’s portfolio ~~U.S. during the next several years. These subsectors are intentionally overweight relative to the Fund’s benchmark~~.

REITs may be sold when RMA observes a ~~major~~ significant negative change in one of the selection factors such as a change in management or management strategy, the organic growth slows, or the valuation of the underlying assets declines. ~~At times REITs will be called away because of~~ Additionally, in connection with the option strategy discussed ~~described~~ below, a REIT may be sold if a call option written by the Fund on that specific REIT is exercised.

October 24, 2023

Option Strategy

Comment 5. In the first sentence, define “REIT Portfolio” or use a lowercase “p” in portfolio.

Response. The Registrant has made the requested revisions as shown in response to Comment 6.

Comment 6. In the first sentence of the subsection “Call Options,” replace the word “investor” with the word “Fund.”

Response. The Registrant has made the following revisions:

Option Strategy

The Fund also employs an option strategy by writing U.S. exchange-traded covered call options on select securities in the REIT ~~Portfolio~~ portfolio with the goal of generating additional income and selective repurchase of such options. A call option written (sold) by the Fund gives the holder (buyer) the right to buy a certain security at a predetermined strike price from the Fund. The strategy generates income for the Fund from the price (premium) paid by the buyer for the option contract. The intention of the Fund is to reduce risk and enhance total return by tactically selling call options on some or all of the securities in the REIT portfolio. The call options may not correspond to approximately 100% of the value of the securities held by the Fund, therefore representing a partially covered strategy. The Fund is not obligated to write call options on every REIT in the portfolio and at times, it may have very few call option positions. RMA determines to sell a covered call on a particular security based on a variety of criteria, including, but not limited to, the premiums available, liquidity of the option contract or underlying REIT, the prospective capital appreciation of the security, and the market environment. The call options written (sold) may either be traditional exchange-listed options or FLexible EXchange (“FLEX”) options. The implications of the written (sold) FLEX call options are describe in more detail here:

Call Options – When the Fund ~~an investor~~ sells a call option, the Fund ~~investor~~ receives a premium in exchange for an obligation to sell shares of a reference asset at a strike price on the expiration date if the buyer of the call option exercises it. If the reference asset closes above the strike price as of the expiration date and the buyer exercises the call option, the ~~investor~~ Fund will have to pay the difference between the value of the reference asset and the strike price. If the reference asset closes below the strike price as of the expiration date, the call option may end up worthless and the ~~investor~~ Fund retains the premium.

FLEX Options – FLEX options are options guaranteed by the Options Clearing Corporation (OCC), that allow investors to customize key contract terms, including expiration date, exercise style, and exercise price, and expanded position limits. Because FLEX options may not trade regularly, a model-based valuation for the FLEX options that references the quoted prices for listed options may be used to value the FLEX options.

Principal Risks of Investing in the Fund

Comment 7. With respect to “Real Estate Investment Risk,” please be more specific about the real estate investment risks here. For example, what trends or conditions might cause a decline a real estate values or a REITs’ cash flows? How sensitive are REITs to interest changes and why? For example, are REITs leveraged such that an increase in interest rates would cause a decline in their distribution, etc.? What current economic or demographic trends are likely to impact the types of REITs you will focus on? Please revise as appropriate.

October 24, 2023

Response. The Registrant has revised the disclosure as follows:

Real Estate Investment Risk. The Fund concentrates its investments in real estate companies ~~and companies related to the real estate industry~~ such as REITs. As such, the Fund is subject to risks associated with the direct ownership of real estate securities and an investment in the Fund will be closely linked to the performance of the real estate markets. These risks include, among others: declines in the value of real estate; risks related to general and local economic conditions; possible lack of availability of mortgage funds or other limits to accessing the credit or capital markets; defaults by borrowers or tenants, particularly during an economic downturn; and changes in interest rates. Real estate is highly sensitive to general and local economic conditions and developments and is characterized by intense competition and periodic overbuilding. Many real estate companies, including REITs, utilize leverage (and some may be highly leveraged), which increases investment risk and the risk normally associated with debt financing, and could potentially magnify the Fund’s losses.

Concentration Risk. Real estate companies may own a limited number of properties and concentrate their investments in a particular geographic region or property type.

Equity REITs Risk. Certain REITs may make direct investments in real estate, often referred to as “Equity REITs.” Equity REITs invest primarily in real properties and earn rental income from leasing those properties, and may realize gains or losses from the sale of properties. Equity REITs will be affected by conditions in the real estate rental market and by changes in the value of the properties they own. A decline in rental income may occur because of extended vacancies, limitations on rents, the failure to collect rents, increased competition from other properties or poor management. Equity REITs also can be affected by rising interest rates, discussed below.

Interest Rate Risk. Rising interest rates could result in higher costs of capital for real estate companies, which could negatively affect a real estate company’s ability to meet its payment obligations. Declining interest rates could result in increased prepayment on loans and require redeployment of capital in less desirable investments by such real estate company. Rising interest rates may cause investors to demand a high annual yield from future distributions that, in turn, could decrease the market prices for such REITs. Because many real estate projects are dependent upon receiving financing, this could cause the value of the REITs in which the Fund invests to decline.

Leverage Risk. Real estate companies may use leverage (and some may be highly leveraged), which increases investment risk and the risks normally associated with debt financing, and could adversely affect a company’s operations and market value in periods of rising interest rates. Financial covenants related to a real estate company’s leveraging may affect the ability of it to operate effectively.

Liquidity Risk. Investing in real estate companies may involve risks similar to those associated with investing in small-capitalization companies. There may be less trading in real estate company shares, which means that buy and sell transactions in those shares could have a magnified impact on share price, resulting in additional and significant volatility. In addition, real estate is relatively illiquid and, therefore, a real estate company may have a limited ability to vary or liquidate its investments in properties in response to changes in economic or other conditions.

October 24, 2023

Operational Risk. Real estate companies are dependent upon management skills and may have limited financial resources. Real estate companies are generally not diversified and may be subject to heavy cash flow dependency, default by borrowers and self-liquidation. A real estate company may also have joint ventures in certain of its properties and, consequently, its ability to control decisions relating to such properties may be limited.

Property Risk. Real estate companies may be subject to risks relating to functional obsolescence or reduced desirability of properties; extended vacancies due to economic conditions and tenant bankruptcies; catastrophic events such as earthquakes, hurricanes, tornadoes and terrorist acts; and casualty or condemnation losses. Real estate income and values also may be greatly affected by demographic trends, such as population shifts, changing tastes and values, or increasing vacancies or declining rents resulting from legal, cultural, technological, global or local economic developments.

Regulatory Risk. Real estate income and values may be adversely affected by applicable domestic laws (including tax laws). Government actions, such as tax increases, zoning law changes or environmental regulations also may have a major impact on real estate.

Repayment Risk. The prices of real estate company securities may drop because of the failure of borrowers to repay their loans, poor management, or the inability to obtain financing either on favorable terms or at all. If the properties do not generate sufficient income to meet operating expenses, including, where applicable, debt service, ground lease payments, tenant improvements, third-party leasing commissions and other capital expenditures, the income and ability of the real estate companies to make payments of interest and principal on their loans will be adversely affected.

U.S. Tax Risk. Certain U.S. real estate companies, such as REITs, are subject to special U.S. federal tax requirements. A REIT that fails to comply with such tax requirements may be subject to U.S. federal income taxation, which may affect the value of the REIT and the characterization of the REIT's distributions. The U.S. federal tax requirement that a REIT distributes substantially all of its net income to its shareholders may result in the REIT having insufficient capital for future expenditures.

Additional Information About the Fund’s Principal Risks

Comment 8. In the second paragraph of “Equity Market Risk,” please update the disclosure about interest rates. If interest rates or other market or economic conditions are likely to present unique risks to the types of REITs you will invest in, revise to provide tailored disclosure addressing such risk.

Response. The Registrant has added “Interest Rate Risk” as a sub-bullet of “Real Estate Investment Risk” (as shown in the response to Comment 7) and amended “Equity Market Risk” as follows:

October 24, 2023

Equity Market Risk. Common stocks are susceptible to general stock market fluctuations and to volatile increases and decreases in value as market confidence in and perceptions of their issuers change. These investor perceptions are based on various and unpredictable factors including: expectations regarding government, economic, monetary and fiscal policies; inflation and interest rates; economic expansion or contraction; and global or regional political, economic, public health, and banking crises. If you held common stock, or common stock equivalents, of any given issuer, you would generally be exposed to greater risk than if you held preferred stocks and debt obligations of the issuer because common stockholders, or holders of equivalent interests, generally have inferior rights to receive payments from issuers in comparison with the rights of preferred stockholders, bondholders, and other creditors of such issuers.

Financial markets in the United States and around the world experienced extreme and, in many cases, unprecedented volatility and severe losses due to the global pandemic caused by COVID-19. The pandemic has resulted in a wide range of social and economic disruptions, including closed borders, voluntary or compelled quarantines of large populations, stressed healthcare systems, reduced or prohibited domestic or international travel, and supply chain disruptions affecting the United States and many other countries. Some sectors of the economy and individual issuers have experienced particularly large losses as a result of these disruptions, and such disruptions may continue for an extended period of time or reoccur in the future to a similar or greater extent. ~~In response, the U.S. government and the Federal Reserve have taken extraordinary actions to support the domestic economy and financial markets, resulting in very low interest rates and in some cases negative yields. It is unknown how long circumstances related to the pandemic will persist, whether they will reoccur in the future, whether efforts to support the economy and financial markets will be successful, and what additional implications may follow from the pandemic.~~ The impact of these events and other epidemics or pandemics in the future could adversely affect Fund performance.

If you have any questions or additional comments, please call the undersigned at (614) 469-3265.

Very truly yours,

/s/ JoAnn Strasser
JoAnn Strasser
Partner, Thompson Hine LLP

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